SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                         DIASENSE, INC.
-----------------------------------------------------------------
                        (Name of Issuer)

                  Common Stock $0.01 PAR VALUE
-----------------------------------------------------------------
                 (Title of Class of Securities)

                            252834106
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                          (CUSIP Number)

                          Keith Keeling
                         Managing Member
                       Dominion Assets LLC
                21155 Whitfield Place, Suite 206
                     Potomac Falls, VA 20165
                          703-433-9155
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     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         With a copy to:
                     Gerard S. DiFiore, Esq.
                         Reed Smith LLP
                      599 Lexington Avenue
                           29th Floor
                       New York, NY 10022
                         (212) 521-5400

                        October 24, 2005
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     (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



1)                NAME OF REPORTING PERSON]
                  Dominion Assets, LLC
                  I.R.S. IDENTIFICATION NOS. OF ABOVE
                  PERSON (entities only)
                  73-1729001

2)                CHECK THE APPROPRIATE BOX IF A MEMBER  (a)|X|
                  OF A GROUP                             (b)| |

3)                SEC USE ONLY

4)                SOURCE OF FUNDS (See Instructions)
                  OO

5)                CHECK BOX IF DISCLOSURE OF LEGAL         |__|
                  PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEMS 2(d) OR 2(e)

6)                CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware

NUMBER OF    (7)  SOLE VOTING POWER:
SHARES            64,940,154
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

             (8)  SHARED VOTING POWER:
                  0

             (9)  SOLE DISPOSITIVE POWER:
                  64,940,154

             (10) SHARED DISPOSITIVE POWER:
                  0

11)               AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON
                  64,940,154

12)               CHECK BOX IF THE AGGREGATE AMOUNT IN     |__|
                  ROW (11)
                  EXCLUDES CERTAIN SHARES

13)               PERCENT OF CLASS REPRESENTED BY AMOUNT
                  IN ROW (11)
                  85.5%*

14)               TYPE OF REPORTING PERSON (See Instructions)
                  CO


*Based on an aggregate of 75,945,205 shares of Common Stock which includes 22,980,051 shares of Common Stock issued and outstanding as of June 30, 2005, as disclosed in Form 10-Q, and 52,965,154 shares of Common Stock issuable pursuant to the Conversion
Agreement (as defined below) in accordance with its terms.

1)                NAME OF REPORTING PERSON]
                  Keith Keeling
                  I.R.S. IDENTIFICATION NOS. OF ABOVE
                  PERSON (entities only)

2)                CHECK THE APPROPRIATE BOX IF A MEMBER   (a)|X|
                  OF A GROUP                              (b)| |

3)                SEC USE ONLY

4)                SOURCE OF FUNDS (See Instructions)
                  OO

5)                CHECK BOX IF DISCLOSURE OF LEGAL         |__|
                  PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEMS 2(d) OR 2(e)

6)                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF    (7)  SOLE VOTING POWER:
SHARES            0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

             (8)  SHARED VOTING POWER:
                  64,940,154

             (9)  SOLE DISPOSITIVE POWER:
                  0

             (10) SHARED DISPOSITIVE POWER:
                  64,940,154

11)               AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON
                  64,940,154

12)               CHECK BOX IF THE AGGREGATE AMOUNT IN     |__|
                  ROW (11)
                  EXCLUDES CERTAIN SHARES

13)               PERCENT OF CLASS REPRESENTED BY AMOUNT
                  IN ROW (11)
                  85.5%*

14)               TYPE OF REPORTING PERSON (See Instructions)
                  IN


1)                NAME OF REPORTING PERSON]
                  Steven McDonald
                  I.R.S. IDENTIFICATION NOS. OF ABOVE
                  PERSON (entities only)

2)                CHECK THE APPROPRIATE BOX IF A MEMBER   (a)|X|
                  OF A GROUP                              (b)| |

3)                SEC USE ONLY

4)                SOURCE OF FUNDS (See Instructions)
                  OO

5)                CHECK BOX IF DISCLOSURE OF LEGAL         |__|
                  PROCEEDINGS IS REQUIRED PURSUANT TO
                  ITEMS 2(d) OR 2(e)

6)                CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF    (7)  SOLE VOTING POWER:
SHARES            0
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

             (8)  SHARED VOTING POWER:
                  64,940,154

             (9)  SOLE DISPOSITIVE POWER:
                  0

             (10) SHARED DISPOSITIVE POWER:
                  64,940,154

11)               AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                  EACH REPORTING PERSON
                  64,940,154

12)               CHECK BOX IF THE AGGREGATE AMOUNT IN     |__|
                  ROW (11)
                  EXCLUDES CERTAIN SHARES

13)               PERCENT OF CLASS REPRESENTED BY AMOUNT
                  IN ROW (11)
                  85.5%*

14)               TYPE OF REPORTING PERSON (See Instructions)
                  IN


Item 1. Security and Issuer.

     The class of equity security to which this Schedule 13D relates is the common stock, $0.01 par value (the "Common
Stock"), of Diasense, Inc., a Pennsylvania corporation
("Diasense"). The principal executive offices of Diasense are located at 2275 Swallow Hill Road, Building 2500, Pittsburgh, PA
15220.

Item 2. Identity and Background.

     The name of the persons filing this Schedule 13D are (i) Dominion Assets, LLC, a Delaware limited liability company ("Dominion"), (ii) Keith Keeling, Managing Member of Dominion and
(iii) Steven McDonald, a Member of Dominion. Dominion's sole purpose is to hold assets acquired from BICO, Inc. ("BICO"), including a promissory note of Diasense and shares of Diasense Common Stock. Dominion's principal executive offices are located at 21155 Whitfield Place, Suite 206, Potomac Falls, VA 20165.

     (a,b,c,f) The name, citizenship, principal occupation and address of each Member of Dominion are set forth in Schedule I, which is incorporated by reference herein.

     (d,e)     During the last five years, none of the persons or
entities referred to in this Item 2 (including those persons listed on Schedule I) has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     In July 2004, Dominion purchased certain assets from BICO, Inc. through the U.S. Bankruptcy Court for the Western District of Pennsylvania, including all of its stock in Diasense. This transaction resulted Dominion holding 11,975,000 shares of Diasense Common Stock, or 52.11% beneficial ownership of Diasense's outstanding Common Stock.

     On July 23, 2004, Diasense issued a promissory note in favor of BICO in the amount of $1,954,936 (the "Note"), which was payable upon the demand of BICO. On July 23, 2004, the Note was assigned by BICO to Dominion. On September 28, 2004 Diasense granted a security interest in all of Diasense's assets and agreed to pay interest on the unpaid balance in exchange for Dominion not demanding immediate payment on the Note. On October 1, 2005, the outstanding balance of the Note, including interest, was $2,118,606.19.

     On October 24, 2005, Diasense entered into a Note Conversion Agreement (the "Conversion Agreement") which provides that the entire principal amount of the Note, including all accrued and unpaid interest through the date of conversion, will convert into shares of Common Stock of Diasense at a conversion price of $.04 per share (the "Conversion Shares") if Diasense raises a minimum of $3,000,000 in gross proceeds from a private offering of its equity securities on or before March 31, 2006, at a price per share of at least $.10 (the "Qualified Offering"). If the Qualified Offering takes place, Dominion will accept these Conversion Shares as full satisfaction of any and all obligations of Diasense under the Note. Assuming the Qualified Offering had already taken place and the Conversion Shares had been issued on October 1, 2005, this conversion would result in the acquisition by Dominion of 52,965,154 shares of Diasense Common Stock. In the event the Qualified Offering does not take place by March 31, 2006, the Note will remain outstanding and Diasense's assets will continue to be subject to Dominion's security interest in the Note.

Item 4. Purpose of Transaction.

     Dominion's execution of the Conversion Agreement is for the purpose of taking control of Diasense. Dominion's plans in regard to the following are addressed as applicable:

     (a) Although the reporting persons have no current plan to acquire additional securities of Diasense or dispose of securities of Diasense, the reporting persons intend to review their position in Diasense from time to time and may in the future decide to acquire or depose of Diasense securities.

     (b) Although the reporting persons have no current plan to cause Diasense to enter into an extraordinary corporate transaction, such as a reorganization or liquidation, the reporting persons intend to review their position in Diasense from time to time and may in the future decide to enter into such transaction.

      (c) Although the reporting persons have no current plan to cause Diasense to sell or transfer a material amount its assets, the reporting persons intend to review their position in Diasense from time to time and may in the future decide to enter into such transaction

      (d) Pursuant to the Conversion Agreement, Diasense is required to take all corporate action necessary, as soon as practicable in a manner consistent with any required regulatory filings, to (i) appoint Keith Keeling to the Diasense Board of Directors and (ii) appoint two nominees of Dominion to the Diasense Board of Directors. These appointments to the Diasense Board of Directors will be deemed to be effective when all required regulatory filings have been made. Dominion plans to cause the number of directors to be raised from one to five and to cause the replacement of present board member Anthony Paterra. In addition, on October 25, 2005, former Diasense Chief Executive Officer Anthony Paterra resigned as Chief Executive Officer and Dominion Managing Member Keith Keeling was appointed Chief Executive Officer of Diasense.

     (e) The reporting persons plan to explore all available options in order to help raise equity funding for Diasense.

     (f)  Not Applicable

     (g) Although the reporting persons have no current plan to cause Diasense to change the Certificate of Incorporation or By-Laws or take any other actions which may impede the acquisition of control of Diasense by any person, the reporting persons intend to review their position in Diasense from time to time and may in the future decide to cause such change. Pursuant to the Conversion Agreement, Diasense is obligated to amend the Certificate of Incorporation in order to increase the number of shares of authorized Common Stock so that there is a sufficient number of authorized Common Stock available for the issuance of Common Stock upon the possible conversion of the Note in accordance with the terms of the Conversion Agreement.

     (h)  Not applicable

     (i) Although the reporting persons have no current plan to cause the Common Stock of Diasense to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, the reporting persons intend to review their position in Diasense from time to time and may in the future decide to cause Diasense to become eligible for such termination of registration.

     (j)  Not Applicable

Item 5. Interest in Securities of the Issuer.

     (a) Pursuant to the Conversion Agreement, upon a Qualified Offering Dominion will acquire the Conversion Shares (as described in Item 3) and, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Dominion may currently be deemed to beneficially own, 52,965,154 shares of Common Stock (using outstanding principal of the Note as of October 1, 2005). In addition, Dominion owns 11,975,000 shares of Common Stock acquired in a previous acquisition. In the aggregate, Diasense may be deemed to beneficially own 64,940,154 shares of Common Stock, representing 85.5% of the outstanding Common Stock.

     (b) Dominion has power to vote or to direct the voting of 64,940,154 shares of Common Stock. Keith Keeling is a Member and a 75% owner of Dominion. Steven McDonald is a Member and a 25% owner of Dominion. Each member of Dominion gets one vote to cast when determining certain actions of Dominion.

     (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of Diasense effected by Dominion or, to the knowledge of Dominion, the other persons named in Item 2.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

     Except as described in this Schedule 13D or the Exhibits hereto, to the knowledge of Dominion, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any other person with respect to any securities of Diasense, including but not limited to the transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     Exhibit 99.1   Joint Filing Undertaking, dated November 3,
               2005.

     Exhibit 99.2   Note Conversion Agreement between Diasense,
               Inc. and Dominion Assets LLC, dated October 24,
               2005.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

                              DOMINION ASSETS, LLC


                              By:

                              /s/  Keith Keeling
                              --------------------
                              Name: Keith Keeling
                              Title: Chief Executive Officer



                              KEITH KEELING

                              /s/  Keith Keeling
                              --------------------
                              Name: Keith Keeling


                              STEVEN MCDONALD

                              /s/  Steven McDonald
                              --------------------
                              Name:  Steven McDonald



Dated: November 3, 2005

                           SCHEDULE I

                       Members of Dominion

     The following table sets forth the name and present principal occupation of each of the Members of Dominion. Unless otherwise indicated, the current business address of each of these individuals is at 21155 Whitfield Place, Suite 206, Potomac
Falls, VA 20165.

Name and Business or             Position with Dominion
  Home Address and        and Present Principal Occupation or
     Citizenship                       Employment

Keith Keeling          Managing Member and 75% owner of
                       Dominion.
                       Chief Executive Officer and Director of
                       Diasense

Steven McDonald        Member and 25% owner of Dominion.

                       Managing Director of A.I.R. Inc. - USA